SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                 Suburban Lodges of America, Inc.
            -----------------------------------------
                         (Name of Issuer)


                  Common Stock, $0.01 par value
            -----------------------------------------
                  (Title of Class of Securities)


                            864444104
            -----------------------------------------
                          (CUSIP Number)


                          April 10, 2002
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     CUSIP No. 864444104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Korsant Partners Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [X]
                                                       (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              702,000 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              702,000 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         702,000 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                     CUSIP No. 864444104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Lusman Investment Partners


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [X]
                                                       (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              0 Shares

         6    SHARED VOTING POWER

              702,000 Shares


         7    SOLE DISPOSITIVE POWER

              0 Shares


         8    SHARED DISPOSITIVE POWER

              702,000 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         702,000 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

         This Statement on Schedule 13G relates to shares of Common Stock of Suburban Lodges of America, Inc. ("Shares") beneficially owned by Korsant Partners Limited Partnership and Lusman Investment Partners, as follows below.


       Item 1(a) Name of issuer: Suburban Lodges of America, Inc., a Georgia corporation (the "Company").

       Item 1(b) Address of issuer's principal executive offices: 300 Galleria Parkway, Suite 1200, Atlanta, Georgia 30339.


       Item 2(a)  Name of person filing:

       This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        i) Korsant Partners Limited Partnership, a Connecticut limited partnership.

        ii)  Lusman Investment Partners, a New York limited partnership.

        2(b)  Address or principal business office or, if none, residence:

        The address of the principal business office of Korsant Partners Limited Partnership is 283 Greenwich Avenue, Greenwich, Connecticut 06830.

        The address of the principal business office of Lusman Investment Partners is 21 Woodhull Road, East Setauket, New York 11733.

         2(c)  Citizenship:

         i) Korsant Partners Limited Partnership is a Connecticut limited partnership.

         ii)  Lusman Investment Partners is a New York limited partnership.

         2(d)  Title of class of securities: Common Stock

         2(e)  CUSIP No.:   864444104


         Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

        (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


        Item 4.  Ownership

        As of April 10, 2002, the Reporting Persons beneficially owned the following shares:

        Korsant Partners Limited Partnership         631,800 Shares

        Lusman Investment Partners                    70,200 Shares

        Because of a common investment program, Korsant Partners Limited Partnership and Lusman Investment Partners may be deemed to constitute a "group" pursuant to Rule 13d-5(b) with respect to the Shares reported hereby. Accordingly, they may be deemed to beneficially own all Shares held by the members of such group, for an aggregate of 702,000 Shares (5.9% of the Shares outstanding at March 22, 2002, as reported in the Company's Form 10-K filed for year end December 31, 2001).

        Because of their status as members of a section 13(d) group, the Reporting Persons may be deemed to share voting and dispositive power with respect to all 702,000 Shares owned by the group.

        Notwithstanding the foregoing, each Reporting Person expressly disclaims beneficial ownership of any Shares reported by this Statement other than Shares in which it has a pecuniary interest.

         Item 5.  Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]


        Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

        Not applicable.


        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.


        Item 8.  Identification and Classification of Members of the Group.

        Not applicable.


        Item 9.  Notice of Dissolution of Group.

        Not applicable.


        Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2002.


KORSANT PARTNERS LIMITED PARTNERSHIP


By:  /s/ Philip Korsant
--------------------------------
Name:   Philip Korsant
Title:  General Partner



LUSMAN INVESTMENT PARTNERS


By:  /s/ Paul Lusman
--------------------------------
Name:   Paul Lusman
Title:  General Partner